			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Three Months Ended March 31
		2012	2011

	Earnings from continuing operations before income from equity investees and taxes (1)	$20,490	$20,633

	Add back:
	Fixed charges	38,876	31,743
	Amortization of previously capitalized interest	1,103	1,099
	Distributed income of Unconsolidated Joint Ventures	11,901	10,146

	Deduct:
	Capitalized interest	(8)	(213)
	Preferred distributions		(615)

	Earnings available for fixed charges and preferred dividends	$72,362	$62,793

	Fixed charges:
	Interest expense	$37,527	$29,774
	Capitalized interest	8	213
	Interest portion of rent expense	1,341	1,141
	Preferred distributions		615
	Total fixed charges	$38,876	$31,743

	Preferred dividends	3,658	3,658

	Total fixed charges and preferred dividends	$42,534	$35,401

	Ratio of earnings to fixed charges and preferred dividends (1)	1.7	1.8

(1)
In 2011, the Company disposed of The Pier Shops at Caesars and Regency Square. These centers are reported separately as discontinued operations in the Consolidated Financial Statements in 2011. See "Note 2- Acquisitions, Dispositions, and Development" to the Consolidated Financial Statements for further discussion of our discontinued operations. The calculation of the ratio of earnings to fixed charges was restated to exclude discontinued operations in 2011.